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                               December 29, 2022

       Dr. Jianwei Li
       Co-Chief Executive Officer
       TradeUP Acquisition Corp.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: TradeUP Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 19,
2022
                                                            File No. 333-267918

       Dear Dr. Jianwei Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed December 19, 2022

       Risk Factors
       We may in the future conduct certain of our clinical trials for our product candidates outside of the United States . . ., page 65

   1. We note your response to prior comment 32, including your statement that Estrella expects to use data
from ex-U.S. studies to support its IND applications. As such, please revise this
future-focused risk factor caption and narrative disclsoure to be consistent with
                                                        your disclsoure on page
194 of the Business section indicating that Eureka has already conducted studies in
China, from which Estrella hopes to design clinical development programs in the United
States.
 Dr. Jianwei Li
FirstName  LastNameDr. Jianwei Li
TradeUP Acquisition Corp.
Comapany29,
December   NameTradeUP
               2022       Acquisition Corp.
December
Page  2   29, 2022 Page 2
FirstName LastName
Potential Purchases of Shares, page 107

2. We note your revised disclosure in response to prior comment 15, which we reissue. The disclosure on page 107 now indicates that the Founders, directors, officers or advisors or their respective affiliates may privately negotiate the purchase of UPTD common stock or warrants (1) at prices higher than the redemption price and (2) for the purpose of voting such purchased shares in favor of the Business Combination or to satisfy closing conditions pursuant to the Merger Agreement. To the extent you will not rely on
         Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how these transactions would comply with Exchange Act
         Rule 14e-5. Alternatively, your registration statement for the business combination transaction should be revised to address the following issues and remove any conflicting language:
             Disclose that the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process;
             Disclose that any SPAC securities purchased by the SPAC sponsor or its affiliates will not be voted in favor of approving the business combination transaction; and
             Disclose that the SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights.
Timeline of the Business Combination, page 110

3. We note your revisions in response to prior comment 18, and we have the following additional comments.
             On page 110, please revise the references to "proven efficacy" and "proven results,"
             as determinations of efficacy are solely within the authority of the FDA or equivalent foreign regulator.
             We reissue the last bullet of prior comment 18. In this regard, please further revise your discussion of the negotiations over material terms to describe when and how the
             UPTD board arrived at a valuation for Estrella. Discuss how, if at all, the analysis and valuation of Estrella evolved during the negotiations. Assumptions Utilized for the Projected Financial Metrics Table, page 120

4. We note your response to prior comment 21, which we reissue in part. With respect
         to significant estimates and assumptions underlying Estrella   s
revenue projections in each
         year through 2031:
             Revise further to disclose the material assumptions and estimates underlying the forecasts, including with respect to Estrella's revenue growth rates, operating costs, product launch pricing, gross margins, etc. and the limitations of the forecasts.
              Provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness.
             You disclose that the projections are based on the assumption that Estrella's product
 Dr. Jianwei Li
FirstName  LastNameDr. Jianwei Li
TradeUP Acquisition Corp.
Comapany29,
December   NameTradeUP
               2022       Acquisition Corp.
December
Page  3   29, 2022 Page 3
FirstName LastName
              candidates will "ultimately receive FDA approval." Revise your disclsoure to clearly state the year(s) you assume FDA approval is received for each product, and the extent to which the revenues presented reflect that FDA approval was obtained. Explain how you arrived at the probability of regulatory approval for all of
              Estrella's products and why you have applied the same regulatory success rate for each of the pre-commercialization products.
                Include in your revisions a discussion of the factors that management and the
              Board considered, if any, in determining whether the assumptions were reasonable, particularly in light of the length of the forecasts and the fact that
              Estrella is a pre-clinical company with limited operations and no approved products. Specifically, address the reliability of the projections related to the later years presented.

Information About Estrella
Business
EB103 Clinical Studies, page 176

5. We note your response to prior comment 25, which we reissue with respect to the use of the following undefined terms in the discussion of your exploratory clinical study results:
             Expansion and persistence
             Durable
             Tumor control
             Clearance of tumors
Artemis Cell Receptor Platform
Preclinical Data, page 178

6.       We note your response to prior comment 26, which we reissue in part.
             Throughout the Business section, please further revise your discussion of pre-clinical studies to disclose the number of tests conducted in each experiment, and the number of mice used in each test and/or arm thereof.
             We note the frequent use of phrases such as "significantly lower levels," "a greater fraction," and "substantially less" in your discussion of study results from your early pre-clinical testing. Where appropriate, please revise to quantify the results observed and remove the qualifier "significantly" unless such use is in reference to statistical significance.
7. Please revise figure b on page 185 to indicate the significance of the various colors in the bar chart.
Our Pipeline of Clinical Programs, page 194

8. We note your response to prior comment 31. You now state that at present, Estrella has not determined the specific solid tumor indications it will seek to treat with its
 Dr. Jianwei Li
FirstName  LastNameDr. Jianwei Li
TradeUP Acquisition Corp.
Comapany29,
December   NameTradeUP
               2022       Acquisition Corp.
December
Page  4   29, 2022 Page 4
FirstName LastName
         combination candidate. We also note the filing contains limited discussion regarding the
         EB103 + CF33-CD19t program. As such, please explain why this program is currently sufficiently material to Estrella's operations to warrant inclusion in the pipeline table.
         Note that we do not object to your narrative discussion of the EB103 + CF33-
         CD19t program in the Summary and Business sections.

Material Agreements
Services Agreement, page 209

9. We note your revised disclosures in response to prior comment 35, which we reissue with respect to the third bullet. Please revise further to clarify the term of the Services
         Agreement. Additionally, you now state on page 209 that pursuant to the Services
         Agreement dated June 28, 2022, Estrella agreed to pay Eureka $10,000,000 in twelve equal monthly installments for services to be performed in connection with the IND for
         EB103. Please explain why Estrella has paid Eureka only $1,166,667 of the installments owed to date. Please also reconcile your disclosure here with disclosure on page 191 that payments for manufacturing services are made upon achievement of certain milestones relating to EB103. To the extent you have not done so, revise to disclose your financial obligations under the Services Agreement, including potential milestone payments.
Estrella Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 211

10. We note your response and revised disclosure to prior comment 37. We further note that you have removed your discussion of your results of operations and liquidity and capital resources for the periods ended June 30, 2022 and 2021, respectively. Please revise your filing to provide a discussion of your results of operations and liquidity and capital resources for all periods covered by the financial statements. Refer to Item 303(b) of
         Regulation S-K. As previously requested if you elected to combine the results of the predecessor and successor for pre-and post-acquisition periods, please ensure that your presentation complies with Article 11 of Regulation S-X. This comment also applies to the MD&A of UPTD for the year ended December 31, 2021.
 Dr. Jianwei Li
TradeUP Acquisition Corp.
December 29, 2022
Page 5

       You may contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Christine Westbrook at 202-551-5019 with any other questions.



                                                        Sincerely,
FirstName LastNameDr. Jianwei Li
                                                        Division of Corporation
Finance
Comapany NameTradeUP Acquisition Corp.
                                                        Office of Life Sciences
December 29, 2022 Page 5
cc:       Er Arila Zhou, Esq.
FirstName LastName